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                                                                    EXHIBIT 1.1

Sheryl Lewis, Financial Community, Digital Microwave Corp., (408) 944-1740 Jeanne Harper-Condren, Press, Digital Microwave Corp., (408) 944-1817
John Hemingway, Innova Corporation, (206) 439-9121

FOR IMMEDIATE RELEASE

             DIGITAL MICROWAVE CORPORATION AND INNOVA CORPORATION
                       SIGN DEFINITIVE MERGER AGREEMENT;
            COMBINATION CREATES LARGEST INDEPENDENT GLOBAL WIRELESS
                        TRANSMISSION SOLUTIONS PROVIDER

SAN JOSE, CA AND SEATTLE, WA--July 23, 1998--Digital Microwave Corporation (Nasdaq: DMIC) and Innova Corporation (Nasdaq: INVA), jointly announced today that they have signed a definitive agreement by which Innova Corporation would merge with Digital Microwave Corporation. The combined company will be the largest independent provider of wireless transmission solutions for worldwide voice and data networks. The combination of these two companies will allow Digital Microwave Corporation's unified global sales and service operations to offer a broad range of complementary products and services.

     Under the terms of the agreement, Digital Microwave will exchange 1.05 shares of its common stock for each outstanding share of Innova common stock. Digital Microwave will also exchange stock options and warrants using the same ratio, and expects to issue up to 18.5 million shares to Innova shareholders, option, and warrant holders. Innova shareholders will own approximately 27% of the combined entity. The resulting transaction represents a premium of approximately 28% to Innova's 30-day average closing price. The transaction, which has been approved by the respective Boards of Directors, is expected to close within approximately 90 days, subject to regulatory reviews, approval by each company's stockholders, and other customary closing conditions. Special Meetings of the shareholders of both companies are to be


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convened to approve the transaction.  The merger is intended to qualify as a tax-free reorganization and will be accounted for as a pooling-of-interests transaction.

     "We are extremely pleased to announce our intention to merge with Innova," said Charles D. Kissner, Digital Microwave's Chairman and Chief Executive Officer. "This combination will immediately offer our global customers a full range of highly competitive wireless solutions. Combining with Innova makes sense not only because of our complementary products and skills, especially Innova's low-cost technology for its low-to-medium capacity products and Digital Microwave's high-capacity Altium-TM- radio platform, but also because there is very little overlap in the customer bases we currently serve. Additionally, the combined product development capabilities will accelerate the ability to bring to market important new products to serve new emerging data services and voice network applications. We believe this merger will enhance that capability both immediately and in the long term, which we expect to benefit not only our customers, but also enhance the value to shareholders of both companies."

     Frank Grenon, President and Chief Executive Officer of Innova, said, "We believe the merger clearly creates a company with unmatched competitive position in the marketplace. Innova's focus over the past few years has been on reducing costs of its low-to-medium capacity products, and is a perfect complement to Digital Microwave's new advances in high-capacity radio systems and their strong global sales, distribution, and service network. The merger provides complementary product platforms, increases the customer base and distribution channels, and will allow both companies to accelerate progress toward their objectives. We are committed to providing our customers with the best combination of price/performance, service, and support in the industry."


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     The statements made in this release concerning Digital Microwave's and
Innova's future prospects, including statements conerning the ability to offer a full range of competitive wireless solutions, competitive position, accelerated ability to introduce new products, and the immediate and long-term benefits to customers, and enhanced stockholder value, are "forward-looking statements" under the Federal securities laws. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks related to the proposed transaction; the risk that the contemplated benefits of the proposed transaction will not be realized; the risk that the proposed transaction will not be consummated; and the risk of the impact of competitive products and developments, market conditions, general economic conditions, new technologies and industry standards. Important factors which could cause actual results to differ materially are described in the report on Form 10-K for the year ended March 31, 1998 filed by Digital Microwave Corporation and the report on Form 10-QA for the quarter ended
March 31, 1998 filed by Innova Corporation with the Securities and Exchange Commission.

     Headquartered in San Jose, Digital Microwave designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, Digital Microwave's high-performance systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities.

     Headquartered in Seattle, Innova designs, manufactures and supports millimeter wave radios for use as low-to-medium capacity wireless communication links in developed and developing telecommunications markets. Innova's products enable telecommunications service providers to establish reliable and cost-effective voice, data and video communications links within their networks. Innova's products operate in frequencies ranging from 13-38 GHz and

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may be used in various applications, including cellular and PCS/PCN networks, broadband communications, local loop services and long distance networks. Altium is a trademark of Digital Microwave Corporation.




















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